Exhibit 99.6

PRESS RELEASE

Mozambique LNG: TotalEnergies Entrusts Jean-Christophe
Rufin with an Independent Mission to Assess the
Humanitarian Situation in Cabo Delgado Province

Paris, February 3, 2023 – Patrick Pouyanné, Chairman and CEO of TotalEnergies, visited the Cabo Delgado province of Mozambique today to review the security and humanitarian situation. He visited the Afungi industrial site, the resettlement village of Quitunda, the towns of Palma and Mocimboa da Praia and met with President Filipe Nyusi to discuss the security and humanitarian situation in Cabo Delgado province, where the Mozambique LNG project is located.

During this visit, Patrick Pouyanné said he has entrusted Jean-Christophe Rufin, a recognized expert in humanitarian action and human rights, with an independent mission to assess the humanitarian situation in Cabo Delgado province. This mission will also evaluate the actions taken by Mozambique LNG and will propose any additional actions to be implemented, if required. The report of this mission will be delivered at the end of February and its conclusions will be shared with all Mozambique LNG's partners, who shall decide whether the conditions are met for resuming project activities.

On April 26, 2021, considering the evolution of the security situation in the north of Cabo Delgado province, Mozambique LNG had decided to withdraw all project personnel from the Afungi site. This situation also led the Mozambique LNG project partners to declare force majeure.

“Since 2021, the situation in Cabo Delgado province has improved significantly, thanks in particular to the support provided by the African countries that committed themselves to restore peace and security, said Patrick Pouyanné, CEO of TotalEnergies. The lifting of the force majeure and the resumption of activities at the Mozambique LNG project site require, in particular the restoration of security in the region, the resumption of public services and the return to normal life for the people of the region. The mission entrusted to Jean-Christophe Rufin should enable Mozambique LNG's partners to assess whether the current situation allows for a resumption of activities while respecting human rights.”

Mozambique LNG is the first onshore development of a liquefied natural gas (LNG) plant in the country. The project includes the development of the Golfinho and Atum fields located in Offshore Area 1 and the construction of two liquefaction trains with a total capacity of 13,1 million tons per annum (mtpa).

TotalEnergies EP Mozambique Area 1 Limitada, a wholly owned subsidiary of Total SE, holds a 26.5% interest alongside ENH Rovuma Área Um, S.A. (15%), Mitsui E&P Mozambique Area1 Limited (20%), ONGC Videsh Rovuma Limited (10%), Beas Rovuma Energy Mozambique Limited (10%), BPRL Ventures Mozambique B.V. (10%), and PTTEP Mozambique Area 1 Limited (8.5%).

About Jean-Christophe Rufin

Medical doctor, involved in the humanitarian movement since 1977, he has carried out numerous field missions in Nicaragua, Eritrea, Sudan and the Philippines. He was Vice President of Doctors Without Borders (1991-92) and President of Action Against Hunger – ACF (2003-2006). He served as advisor to France’s Secretary of State for Human Rights from 1986 to 1988, cultural and cooperation attaché in Brazil from 1988 to 1989, advisor to the French Minister of Defense, in charge of peacekeeping operations from 1993 to 1994, and French Ambassador to Senegal and Gambia from 2007 to 2010.

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About TotalEnergies in Mozambique

Present in Mozambique since 1991, the Company operates in the Exploration & Production and Marketing & Services segments. TotalEnergies Marketing Moҫambique SA is a major player in the downstream petroleum products market with a nationwide gas stations network, industrial and mining customers, lubricants and logistics. In December 2021, TotalEnergies strengthens its presence in Mozambique with the acquisition of BP's service station network, petroleum product sales business and logistics assets. TotalEnergies EP Mozambique Area 1 Limitada, a wholly owned subsidiary of TotalEnergies, operates Mozambique LNG with a 26.5% participating interest.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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